8/27

02049598

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Bank for Africa

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4804 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 9/4/02

2002

ANNUAL REPORT AND ACCOUNTS

United Bank for Africa Plc

RC 2457

Group Financial Highlights

	2002	2001	% Change
Total Assets [₦' million]	**200,196**	188,032	6
Shareholders' Funds [₦' million]	**10,627**	9,067	17
Gross Earnings [₦' million]	**22,521**	19,387	16
Profit Before Taxation [₦' million]	**2,472**	1,682	47
Profit After Taxation [₦' million]	**1,566**	1,269	23
Capital Adequacy Ratio (%)	**13**	13	-
Return on Assets (%)	**0.81**	0.82	-2
Return on Equity (%)	**16**	15	7
Earnings per share [₦]	**0.92**	0.75	23
Dividends per share [₦]	**0.30**	0.25	20

Contents

2. Directors and Corporate Officers **3.** Chairman's Address **4.** Directors' Report **10.** Corporate Profile and Business Review
14. Report of the Audit Committee **15.** Report of the Auditors **16.** Financial Review **36.** Shareholders' Information
39. Notice of Annual General Meeting

Directors and Corporate Officers

Directors

Hakeem Belo-Osagie	Chairman
Abba Kyari	Vice-Chairman
Arnold Ekpe	Chief Executive Officer
Mahmoud Isa-Dutse	Executive Director
Olufemi D. Lijadu	Executive Director
Aliyu Dikko	Executive Director
Offong Ambah	Executive Director
Michael Ajukwu	Executive Director (Resigned with effect from 31st January 2002)
Reginald Ihejiahi	Executive Director (Resigned with effect from 28th February 2002)
T. Asuquo John	Director
Igwe Alex Nwokedi, OON	Director
Kayode Sofola, SAN	Director
Mustapha Abdulkadir	Director
Amah C. Iwuagwu	Director
Victor Odozi	Director
Junaid Dikko	Director
Capt. Isaiah Gowon (Rtd.)	Director (Retired by rotation on 2nd August 2001)
William James (American)	Director
Jean Herskovits (American)	Director
Khalid A.T. Al-Mansour(American)	Director
Willy Kroeger (German)	Director
Alternate: Neil Forsyth (British)	Director
Paolo A. Di Martino (Italian)	Director
Alternate: Giorgio Marra (Italian)	Director

Corporate Officers

Arnold Ekpe	Chief Executive Officer
Mahmoud Isa-Dutse	Credit Risk
Olufemi D. Lijadu	International
Aliyu Dikko	Public Sector
Offong Ambah	Commercial Banking
Mairo Bashir	Special Projects
Tony Phido	Investment Banking
Femi Agbaje	Technology
Godwin Ize-Iyamu	Corporate Banking
Bob Osaghae	Consumer Banking
Yunusa Ojo	Operations & Processing
Isabella Okagbue	Company Secretary/Legal Adviser
Idunnu Oyebolu	Financial Control
Abdulrahman Yinusa	Treasury & Fin. Institutions
Alero Otobo	Human Capital
Babs Kasali	Inspection
G. H. Denniston (Jr.)	New York Branch
Peju Adebajo	Brand Management

Registered Office

UBA House
57 Marina, Lagos

Registrar & Transfer Office

UBA Securities Services Limited
Raymond House
97/105 Broad Street, Lagos
Ben Nwaroh - Managing Director

Subsidiary

UBA Capital & Trust Limited
22B Idowu Taylor Street, Victoria Island, Lagos
Nigel Lardner - Managing Director

Chairman's Address

I am pleased to inform you that your Bank made good progress in all aspects of its operations during the financial year.

Our financial performance improved significantly. Profit before exceptional items and tax increased by 103% compared with the preceding year. Our earnings per share and return on equity also increased by 23% and 7% respectively. Our cost to income ratio showed some improvement but we still have a long way to go towards achieving our objective of being one of the more efficient banks in the country.

Following a detailed strategic review by a leading international firm of consultants, we are refocusing the Bank around our core retail banking franchise, where we have significant competitive advantage. This will be the engine for long-term growth and profitability of the Bank, combined with improved balance sheet and strategic cost management to lower our operating costs.

To implement this strategy, we commenced several operational initiatives, aimed at improving customer service and efficiency. We are rationalising our back offices and upgrading our technology and telecommunications to support a higher service quality and more efficient operating platform. We are working hard to reduce overheads and to redeploy people to customer facing units. We are making the structure of the organisation flatter and are continuing investment in our human resources and related processes to drive the overall strategy. All these will take some time to bear fruit.

We are also working to address other qualitative aspects of our activities including refreshing our logo and our branch layout to make them more progressive, up-to-date and customer friendly. We have also adopted a Code of Professional Conduct and Ethics that we believe is in line with international standards.

All these steps are designed to ensure that we develop the right corporate image and reputation to build a bank for the long term that all our stakeholders - employees, shareholders, regulators, customers, suppliers and the wider community - can be proud of.

During the year, two of our Executive Directors, namely Michael Ajukwu and Reginald Ihejiahi left to pursue other opportunities. One of our non-executive directors, Captain Isaiah Gowon (Rtd) retired from the Board. We thank them for their service and contribution to the development of the Bank and wish them well in their new pursuits.

Abba Kyari retired as the Managing Director and Chief Executive of the Bank and assumed the position of Vice-Chairman. He was responsible for running the Bank during its transformation from a government-owned bank to a privately run institution. We will always be grateful for his contribution.

We also welcomed Arnold Ekpe as the Chief Executive Officer of the Bank, and Offong Ambah as an Executive Director. We look forward to their contribution to the growth and development of the Bank.

We are excited about the future and the opportunities and challenges it holds. We believe the steps we have taken, and are taking, will stand us in good stead as the banking industry and the Nigerian economy evolve. Our focus is increasingly on efficiency, and not mere growth in size. We believe this approach will better serve our customers, employees and shareholders in the long run. To them all, we express our appreciation and look forward to another successful year together.

Hakeem Belo-Osagie

Directors' Report

The Directors present their report together with the audited financial statements of the Group for the year ended 31st March, 2002.

1. Results

	₦'m	₦'m
Profit for the year after taxation		1,361
Less: Appropriations:		
Statutory Reserve	(204)	
Small Scale Industries Reserve	(224)	
Bonus Issue Reserve	(425)	
General Reserve	2	
Dividend Proposed	(510)	
		(1,361)
Unappropriated profit carried forward		-

2. Legal Form

The Bank was incorporated in Nigeria as a limited liability company on 23rd February, 1961 under the Companies Ordinance (Cap 37) 1922. It took over the assets and liabilities of the British and French Bank Limited which had carried on banking business in Nigeria since 1949. The Bank's shares are currently quoted on the Nigerian Stock Exchange.

3. Major Activities

The Company is engaged in the business of banking and provides corporate, commercial, consumer and international banking, trade services, cash management, treasury and capital market services and products. Trust services, pension management and administration, as well as asset management services are provided through a subsidiary company, UBA Capital and Trust Ltd (previously UBA Trustees Ltd).

4. Directors

i. The names of the present Directors are shown on page 2.

ii. Since the last Annual General Meeting, Mallam Abba Kyari retired as Managing Director/Chief Executive of the Bank and was appointed Vice Chairman of the Board. During the period, Mr. Michael Ajukwu and Mr. Reginald Ihejiahi resigned from the Board.

Directors' Report

iii. Mr. Arnold Ekpe was appointed Chief Executive Officer effective January 1, 2002. Mr. Offong Ambah was also appointed a Director during the period. In accordance with Article 76 of the Bank's Articles of Association, Messrs Ekpe and Ambah will retire at the Annual General Meeting and being eligible, offer themselves for election.

iv. In accordance with Article 101 of the Bank's Articles of Association, the Directors retiring by rotation at the Annual General Meeting are:

Mallam Abba Kyari
Alhaji M. A. Abdulkadir
Mr. Amah Iwuagwu
Mr. Kayode Sofola, SAN
Mr. Victor Odozi

All being eligible, they will offer themselves for re-election. Alhaji Mahmoud Isa-Dutse is also retiring by rotation but has indicated that he does not wish to stand for re-election.

5. Directors' Responsibilities

The Directors are responsible for the preparation of the financial statements which give a true and fair view of the state of affairs of the Bank and of the profit or loss for that period and comply with the provisions of the Companies and Allied Matters Act, 1990 and the Banks and Other Financial Institutions Act, 1991. In so doing they ensure that:

* proper accounting records are maintained;
* applicable accounting standards are followed;
* suitable accounting policies are adopted and consistently applied;
* judgements and estimates made are reasonable and prudent;
* the going concern basis is used, unless it is inappropriate to presume that the Bank will continue in business; and
* internal control procedures are instituted which, as far as is reasonably possible, safeguard the assets of the Bank and prevent and detect frauds and other irregularities.

6. **Directors' Interests**

The interests of the Directors in the issued share capital of the Bank are recorded in the Register of Directors' Shareholdings as at March 31, 2002 as follows:

	2002	2001
Mr. Hakeem Belo-Osagie	446,250	446,250
Mallam Abba Kyari	917,150	917,150
Alhaji Mahmoud Isa-Dutse	451,815	451,815
Mr. Olufemi D. Lijadu	597,550	597,550
Alhaji Aliyu Dikko	510,000	510,000
Dr. Thomas A. John	1,985,311	1,985,311
Igwe Alex Nwokedi, OON	170,000	170,000
Alhaji Mustapha Abdulkadir	935,000	935,000
Mr. Victor Odozi	10,000	-
Mr. Amah C. Iwuagwu	1,019,999*	1,019,999 *
Mr. Kayode Sofola, SAN	240,832*	240,832 *
Mr. William James	96,900,000+*	96,900,000+*

* Indirect holding

+ GDRs

There have been no changes in the Directors' shareholding since March 31, 2002, other than the shareholding of Mr. Victor Odozi which increased by an additional 10,000 shares in May 2002.

7. **Substantial Interests in Shares**

The ordinary shares of the Bank as at March 31, 2002 were held as follows:

	Ordinary Shares of 50k each			
	2002		2001	
	Number of shares held	%	Number of shares held	%
Nigerian Citizens and Associations	797,763,756	46.93	793,833,756	46.70
*Stanbic Nominees Nigeria Limited	744,136,244	43.77	748,066,244	44.00
+Bankers International Corp, USA.	76,500,000	4.50	76,500,000	4.50
Banca Nazionale del Lavoro, Italy	40,800,000	2.40	40,800,000	2.40
Monte dei Paschi di Siena, Italy	40,800,000	2.40	40,800,000	2.40
	1,700,000,000	100.00	1,700,000,000	100.00

* Of this number, Stanbic Nominees Nigeria Limited holds 684,624,000 units (40.27.%) as Custodian under the Bank's GDR Programme.

\+ Bankers International Corporation is a member of the Deutsche Bank Group.

No shareholder other than Stanbic Nominees Nigeria Limited held more than 10% of the called up share capital of the Bank as at March 31, 2002.

8. Statistical Analysis of Shareholdings

Range of Shareholdings			Number of Shareholders	Number of Shares held	%of Shareholding
1	-	500	6,862	1,653,467	0.10
501	-	1,000	9,038	7,281,400	0.43
1,001	-	5,000	28,357	68,148,070	4.01
5,001	-	50,000	15,851	217,682,337	12.81
50,001	-	100,000	917	67,219,397	3.95
100,001	-	500,000	769	150,822,126	8.87
500,001	-	1,000,000	71	49,460,969	2.91
1,000,001	-	5,000,000	43	74,646,212	4.39
5,000,001	-	50,000,000	18	242,449,778	14.26
50,000,001	-	100,000,000	1	76,500,000	4.50
Above		100,000,000	1	744,136,244	43.77
			61,928	1,700,000,000	100.00

9. Donations

Donations made during the year amounted to ₦14,310,000.00 details of which are shown below. No donation was made to any political organisation.

NAME OF BENEFICIARY	AMOUNT (₦)
Mr. Uzor Benedict Asiguike (Educational Sponsorship)	15,000
Saint Louis Secondary School (Purchase of Computers)	150,000
The Nigerian Police, Ogun State Command Headquarters (Building Project)	20,000
The Nigerian Stock Exchange (Sponsorship of Workshop Cocktail)	270,000
Telecommunications Lawyers Association of Nigeria (Quarterly Luncheon/Forum)	200,000
Ikoyi Club 1938 (Sponsorship of 63rd Anniversary)	250,000
Capital Market Correspondents Association of Nigeria (CAMCAN) (Sponsorship of Quarterly Forum)	400,000
Health Foundation (Workshop on HIV/AIDS)	250,000
The Nigerian Stock Market Annual (Donation towards Book Launch)	25,000
Chartered Institute of Bankers of Nigeria (Annual Dinner)	130,000
Massey Street Children's Hospital (End-of-Year Party)	50,000
Corona Schools (Inter House Sport)	74,000

UNICEF (Sponsorship of Sheraton/UNICEF Charity Walk)	285,000
National Children's Park and Zoo, Abuja (Building of Park & Zoo)	1,500,000
New Nigeria Dev. Coy. Young Professionals Dev. Scheme	
(Donation to Scheme)	1,000,000
Agbara Morogbo Law Centre (Donation towards Community Project)	50,000
Junior Achievement of Nigeria	1,000,000
Crime Reporters' Association of Nigeria (Sponsorship)	50,000
Nigerian Guild of Editors (Sponsorship of Luncheon)	750,000
Financial Correspondents' Association of Nigeria (Monthly Forum)	150,000
Edo 2002 (National Sports Festival)	1,500,000
Growing Business Foundation	1,141,000
Lagos State Government (Bomb Blast victims)	5,000,000
Save a Child's Heart (Master Abasiono J.)	50,000
Total	**14,310,000**

10. Acquisition of Own Shares

The Bank did not purchase any of its own shares during the year.

11. Fixed Assets

Movements in fixed assets during the year are shown on pages 24 - 25. In the opinion of the Directors, the market value of the Bank's properties is not less than the value shown in the accounts.

12. Employment and Employees

i. Employment of disabled persons

It is the policy of the Bank that there should be no discrimination in considering applications for employment including those from disabled persons. All employees whether or not disabled are given equal opportunities to develop. As at 31st March, 2002, there were sixteen disabled persons in the employment of the Bank.

ii. Health, Safety at Work and Welfare of Employees

Health and Safety regulations are in force within the Bank's premises and employees are aware of existing regulations. The Bank provides subsidies to all levels of employees for medical expenses, transportation, housing, lunch, etc.

iii. Employee Involvement and Training

The Bank is committed to keeping employees fully informed as much as possible regarding the Bank's performance and progress and seeking their opinion where practicable on matters which particularly affect them as employees.

Training is carried out at various levels through both in-house and external courses and 2056 staff benefitted from such courses in the year under review. Incentive schemes designed to encourage the involvement of employees in the Company's performance are implemented whenever appropriate.

13. Post-Balance Sheet Events

There are no post balance sheet events which could have had a material effect on the financial state of affairs of the Bank as at 31st March, 2002 and the profit for the year ended that date.

14. Audit Committee

Pursuant to section 359(3) of the Companies and Allied Matters Act No. 1 of 1990, the Bank has an Audit Committee comprising three Executive Directors and three shareholders as follows:

1. Mr. Jene Princewill	-	Chairman
2. Alhaji Alkassim Umar	-	Member
3. Mr. Dan Agbor	-	Member
4. Mr. Olufemi D. Lijadu	-	Member
5. Alhaji M. Isa-Dutse	-	Member
6. * Mr. Reginald Ihejiahi	-	Member*

* Mr. Reginald Ihejiahi resigned from the Board of Directors / Audit Committee during the year under review.
The functions of the Audit Committee are as laid down in Section 359(6) of the Companies and Allied Matters Act of 1990.

15. Auditors

i. The firm of Messrs. KPMG Audit who had hitherto served as joint auditors with Messrs. Akintola Williams Deloitte & Touche have served notice of their merger with the firm of Akintola Williams Deloitte & Touche since the last Annual General Meeting.

ii. In accordance with Section 357(2) of the Companies and Allied Matters Act of 1990, Messrs. Akintola Williams Deloitte & Touche have indicated their willingness to continue in office as sole Auditors of the Bank. A resolution will be proposed authorising the Directors to determine their remuneration.

By Order of the Board

Prof. Isabella Okagbue
Company Secretary / Legal Adviser
57 Marina, Lagos.
31st May 2002

Corporate Profile and Business Review

United Bank of Africa Plc, UBA, is a public limited company incorporated under the laws of Nigeria. Its shareholders include leading international banks, institutional investors and individuals. Its shares are quoted on the Nigerian Stock Exchange and are privately placed internationally under a Global Depositary Receipt Programme. It has 235 branches across Nigeria and 2 foreign branches in New York and Grand Cayman Island.

UBA and its subsidiary in Nigeria, UBA Capital and Trust Ltd. provide a range of financial services to individuals, companies, financial and multilateral institutions, governments and non-governmental organisations. These services include commercial banking, investment banking, asset management and related services. UBA is regulated and supervised by the Central Bank of Nigeria and is subject to the supervision and examination of the Nigerian Deposit Insurance Corporation.

UBA's branch in New York is subject to supervision and regulation by the Office of the Comptroller of Currency and the Federal Reserve Bank. Its branch in Grand Cayman Island is subject to the supervision and regulation of the Grand Cayman authorities.

Financial Performance

UBA's financial performance is determined by the general economic conditions and the conduct of monetary and fiscal policies in the countries in which it is present, namely, Nigeria and the United States of America. Interest and exchange rates in Nigeria were relatively stable during the financial year, while the American economy remained resilient despite several challenges.

Total revenues across the UBA Group increased by 16% to ₦22.52 billion resulting in a profit before tax of ₦2.47 billion. Interest income increased 8% to ₦14.97 billion and non-interest income increased 37% to ₦7.55 billion. The operating margin was up by 47%.
The contributions of the various units to the financial performance of the Bank also improved across the board.

Total deposits decreased slightly from ₦133.14 billion to ₦131.87 billion. The contribution of demand and savings deposits to our deposit base decreased from 77% to 65%. Net risk assets increased from ₦23.11 billion to ₦40.14 billion, while performing loans as a percentage of gross loans increased from 74% to 97%.

Earnings per share increased from ₦0.70 to ₦0.92 and the Board has proposed a dividend of ₦510 million for the year. i.e. 30 kobo per share.

Management

A new management team headed by the current Chief Executive Officer took over in the last quarter of the financial year. The Bank is now focused on addressing key strategic initiatives following a review by Mckinsey and Co, a leading international firm of strategy consultants. We intend to manage the Bank on the basis of shareholder value and efficiency. This will require better operating cost control, improved balance sheet management and a strategy focused on our retail franchise. Several organisational changes and operational initiatives were implemented to drive the strategy. We believe we now have a more effective and focused institution with clear objectives and a common direction.

People

UBA operates its human capital function as a strategic resource. Investment in human capital is considered, not as a cost, but as a source of potential competitive advantage. Accordingly, there is significant investment in retention and development of our people. Managers are appraised using a balanced scorecard of key quantitative and qualitative factors.

Leading international and local institutions were contracted to provide training and people development programmes to meet the needs of our employees. We also commenced the use of psychometric-based tools in the assessment and development of our management team. This programme will be extended to all staff and will be integrated into our overall recruitment and human resource management strategy.

Customers

UBA's Consumer Bank addresses the needs of individual customers. With over one million individual customers in the most populous nation in Africa (over 120 million people) the potential for UBA's Consumer Banking business is huge. UBA is increasingly focusing on its retail franchise where it believes it has a competitive advantage. New branches, new products and new distribution channels are being developed to address this largely 'unbanked' market.

The Commercial Banking business is targeted at small scale and middle market enterprises. These are emerging companies that are predominantly locally owned and have the potential to grow into major businesses in the future. The unique risks and attractive returns in this market are addressed through carefully structured product programmes.

The Corporate Banking business targets the organised private sector including top-tier local companies, subsidiaries of multinational companies, governments and government agencies.

Inflation and Currency Movement

As a financial institution, UBA holds assets that are predominantly monetary in nature. The impact of inflation and exchange rate movements on financial institutions is significantly different from companies that have a high proportion of fixed assets. During periods of inflation and/or currency devaluation, monetary assets lose value in terms of purchasing power whilst fixed assets may remain unaffected.

UBA's assets and earnings are predominantly generated in Nigeria. The Nigerian currency has suffered a long period of devaluation, which means that UBA's assets and earnings are exposed to significant devaluation. UBA's offshore presence means that it generates foreign currency earnings and holds assets in foreign currency which serve to reduce the impact of the devaluation in the local currency.

Corporate Governance

During the year, the Board approved a revised Code of Professional Conduct and Ethics. This, in addition to policies on money laundering and other measures, is designed to ensure that UBA continues to operate to international corporate governance standards. These policies are being implemented across the Group.

Board of Directors



Hakeem Belo-Osagie

Director since 1994. Chairman of the Board of Directors since 1997. Petroleum Economist and Lawyer. Former Special Assistant to the Minister of Petroleum and Energy. Chairman and Director of several companies.



Abba Kyari

Director since 1994. Vice-Chairman of the Board since January 2002. Was Managing Director & Chief Executive from 1997 to 2001. Former Company Secretary and Head, Legal Services at African International Bank. Former State Commissioner and newspaper editor.



Arnold Ekpe

Chief Executive Officer since January 2002. Was MD/CEO, Ecobank Group from 1996 to 2001. Former Citibank Vice-President and Head of Corporate/Trade Finance for sub-Saharan Africa. Director of UAC Nigeria Plc.



Mahmoud Isa-Dutse

Director since 1996. Executive Director, Credit Risk Management. Director of Northern Nigeria Flour Mills. Former Managing Director of Savannah Bank and Gamji Bank.



Olufemi Lijadu

Director since 1997. Executive Director, International Banking. Was Company Secretary DGM (Legal Services Division) 1994-97. Member of the International Tax Planning Association.



Amah Iwuagwu

Director since 1997. Managing Director & Chief Executive of Credit Alliance Financial Services Limited. Former Special Adviser to the Minister of Finance. Former Economic Analyst in the World Bank.



Igwe Alex Nwokedi (OON)

Director since 1994. Fellow, Nigerian Institute of Public Relations. Was General Manager, Group Public Affairs at the Nigerian National Petroleum Corporation and Press Secretary to the Head of State in the 1970s.



Junaid Dikko

Director since 2000. Petroleum and telecommunications Consultant. Currently Managing Director of United Telesys Limited. On the board of several companies.



Asuquo John

Director since 1994. Currently Chief Executive of Hydropec Engineering Services Limited. Former Group Chief Executive of Nigerian National Petroleum Corporation.



Victor Odozi

Director since 1999. Former Deputy Governor of the Central Bank of Nigeria. Served on the Boards of the Nigerian Industrial Development Bank and the African Export-Import Bank. Fellow, Chartere Institute of Bankers of Nigeria.

Board of Directors



Aliyu Dikko

Director since 2000.
Executive Director, Public Sector.
Was General Manager, Public Sector.
Former senior executive of Urban Development Bank of Nigeria.



Offong Ambah

Director since March 2002.
Executive Director, Commercial Bank. Former Managing Director of Ecobank Liberia. Fellow of the Nigerian Institute of Stockbrokers.



Khalid Al-Mansour

Director since 1998.
Attorney at Law, Investment Banker. Co-founder of the international law firm of Al-Waleed, Al-Talal and Al-Mansour. On the board of several companies.



Jean Herskovits

Director since 1998.
Professor of History at the State University of New York at Purchase. Consultant to major international organisations.



Kayode Sofola (SAN)

Director since 1994.
Principal Partner, Kayode Sofola Chambers. Made Senior Advocate of Nigeria in 1995. On the board of several companies.



Willy L. Kroeger

Director since 1996.
Deutsche Bank AG. Director - Corporate and Investment Bank/ Global Trade Finance - West Africa.



Mustapha Abdulkadir

Director since 1997.
Director of several companies.
Former senior executive of National Electric Power Authority.



William James

Director since 1998.
Chairman of Citizen's Capital LLC, an international investment firm.
Director of several companies.



Paolo Di Martino

Director since 2001.
Executive of Monte dei Paschi di Siena S.P.A. (Oldest bank in the world).
Director of Banque du Sud Tunis.

Report of the Audit Committee to the Members of United Bank for Africa Plc

In accordance with the provisions of Section 359 (6) of the Companies and Allied Matters Act 1990, we confirm that we have seen the audit plan & scope, and the Management Letter on the audit of the accounts of the Bank and the responses.

In our opinion, the plan & scope of the audit for the year ended 31st March, 2002 were adequate. We have reviewed the Auditors' findings and we are satisfied with the Management responses thereon.

We also confirm that the accounting and reporting policies of the Bank are in accordance with legal requirements and ethical practices.

Members of the Audit Committee

1.	Mr. Jene Princewill	-	Chairman
2.	Mr. Dan Agbor	-	Member
3.	Alhaji Alkassim Umar	-	Member
4.	Mr. Olufemi Lijadu	-	Member
5.	Alhaji M. Isa-Dutse	-	Member

MR. JENE PRINCEWILL
CHAIRMAN
AUDIT COMMITTEE

16th May 2002

Report of the Auditors
to the Members of United Bank for Africa Plc

We have audited the financial statements of UNITED BANK FOR AFRICA PLC as at 31st March 2002 set out on pages 17 to 35 which have been prepared on the basis of the accounting policies set out on page 16.

Respective Responsibilities of Directors and Auditors

In accordance with the Companies and Allied Matters Act, 1990, the Company's directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion based on our audit on those statements and to report our opinion to you.

Basis of Opinion

We conducted our audit in accordance with the International Standards on Auditing issued by the International Federation of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Bank's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations, which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and assessed whether the Company's accounting records had been properly kept. We have obtained all the information and explanations we required for the purpose of our audit. The assets of the Bank have been properly valued and adequate provision made for diminution in value.

Contravention

During the year, the Bank did not contravene any section of the Banks and Other Financial Institutions Act 1991.

Opinion

In our opinion, the Bank has kept proper accounting records and the financial statements are in agreement with the records. The financial statements drawn up in conformity with the generally accepted accounting standards in Nigeria, give a true and fair view of the state of affairs of the Bank as at 31st March 2002 and the profit and cash flows for the year ended on that date and have been properly prepared in accordance with the Companies and Allied Matters Act 1990, the Banks and Other Financial Institutions Act, 1991 and relevant circulars issued by the Central Bank of Nigeria.

Akintola Williams Deloitte & Touche
Chartered Accountants
Lagos, Nigeria

7th May 2002

Statement of Accounting Policies

A summary of the principal accounting policies, applied consistently throughout the current and previous years, is set out below:

1. **BASIS OF ACCOUNTING**

The financial statements are prepared under the historical cost convention and in accordance with the provisions of the Statement of Accounting Standards for Banks and Non-Bank Financial Institutions (SAS 10) issued by the Nigerian Accounting Standards Board.

2. **BASIS OF CONSOLIDATION**

The Group financial statements include the financial statements of the Bank and its wholly owned subsidiary, UBA Capital & Trust Limited, for the year ended 31st March, 2002.

3. **LOANS AND ADVANCES**

Loans and advances are stated net of provisions for doubtful debts. This provision is determined from specific assessment of each customer's account. Specific provisions are made against bad and doubtful debts for which principal and/or interest repayments are overdue for 90, 180 and 360 days at 10%, 50% and 100% respectively. A 1% general provision is made on performing loans and advances.

4. **INCOME RECOGNITION**

.1 Interest income is recognized on an accrual basis. Interest overdue for more than 90 days is suspended and recognized on a cash basis only.

.2 Credit related fee income is deferred and amortised over the life of the related credit risk, where it constitutes at least 10% of the projected annual yield of the related facility.

.3 Non credit related fee income is recognized at the time the service or the related transactions are effected.

5. **ADVANCES UNDER FINANCE LEASES**

Advances to customers under finance leases are stated net of principal repayments. Lease finance income is recognized in a manner which provides a constant yield on the outstanding principal over the lease term.

6. **FIXED ASSETS AND DEPRECIATION**

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis at rates calculated to write-off the cost of each asset over its estimated useful life, at the following annual rates:

Leasehold Land	Over the period of the lease
Leasehold Building	2.5%
Motor Vehicles	25%
Other Fixed Assets	5% to 25%

Gains or losses arising from the disposal of fixed assets are included in the profit and loss account.

7. **FOREIGN CURRENCY ITEMS**

.1 Transactions in foreign currencies are translated to Naira at the rate of exchange ruling at the dates of the transactions.

.2 Foreign currency balances are converted to Naira at the rate of exchange ruling at the balance sheet date and the resultant profit and loss on exchange is taken to the profit and loss account.

.3 The exchange gain or loss arising on translation of Head Office investments in New York and Grand Cayman Island branches is transferred to the Exchange Difference Reserve Account.

8. **INVESTMENTS**

Investments are stated at cost. It is the Bank's policy to hold its investments till maturity. However, provision is made in these financial statements for diminution in value of investments which are doubtful of full realization.

9. **TAXATION**

Income tax payable is provided on taxable profits at the current rate. Deferred tax is provided for all significant timing differences arising in the recognition of income and expenditure for accounting and taxation purposes. The provision is calculated at the ruling tax rate at the balance sheet date.

10. **STAFF PENSION SCHEME CONTRIBUTION**

The Bank operates a defined contribution scheme for its employees. The scheme which is solely funded by the Bank, is independent of the Bank's finances and is managed by UBA Capital & Trust Limited.

Balance Sheet
as at 31st March

	Notes	GROUP 2002 ₦'million	GROUP 2001 ₦'million	COMPANY 2002 ₦'million	COMPANY 2001 ₦'million
USE OF FUNDS					
Cash and Short Term Funds	1	**103,870**	87,721	**103,314**	87,712
Government Securities	2	**30,268**	47,823	**30,268**	47,823
Investments	3	**1,017**	1,019	**944**	757
Loans and Advances	4	**40,135**	23,106	**40,135**	23,106
Other Assets	5	**19,998**	23,487	**19,125**	22,990
Fixed Assets	6	**4,908**	4,876	**4,894**	4,860
		200,196	188,032	**198,680**	187,248
LIABILITIES					
Deposit and Current Accounts	7	**131,866**	133,135	**131,866**	133,135
Other Liabilities	8	**55,996**	44,564	**55,403**	44,478
Taxation	9	**1,343**	976	**1,265**	918
Deferred taxation	10	**364**	290	**364**	290
		189,569	178,965	**188,898**	178,821
CAPITAL AND RESERVES					
Share Capital	11	**850**	850	**850**	850
Other Reserves	12	**9,777**	8,217	**8,932**	7,577
SHAREHOLDERS' FUNDS		**10,627**	9,067	**9,782**	8,427
		200,196	188,032	**198,680**	187,248
Acceptances, Guarantees and Other Obligations for Account of Customers (And Customers' Liability thereon)	13	**22,543**	7,523	**22,543**	7,523

HAKEEM BELO-OSAGIE]

ARNOLD EKPE] Directors

MAHMOUD ISA-DUTSE]

Profit & Loss Account
for the Years Ended 31st March

	Notes	GROUP 2002 ₦'million	GROUP 2001 ₦'million	COMPANY 2002 ₦'million	COMPANY 2001 ₦'million
GROSS EARNINGS		22,521	19,387	22,112	19,148
Interest and Discount Income	14	14,966	13,889	14,966	13,889
Interest Expense	15	(5,058)	(5,905)	(5,058)	(5,905)
		9,908	7,984	9,908	7,984
Loan Loss Provisions	4.4	(1,030)	(340)	(1,030)	(340)
Net Interest Margin		8,878	7,644	8,878	7,644
Other Banking Income	16	7,555	5,498	7,146	5,259
		16,433	13,142	16,024	12,903
Depreciation	6	(1,010)	(783)	(1,002)	(776)
Other Operating Expenses	18	(12,002)	(10,677)	(11,835)	(10,542)
Profit Before Taxation and Exceptional Items		3,421	1,682	3,187	1,585
Exceptional Items:	17				
Staff severance		(231)	-	(231)	-
Write-off of long outstanding items		(718)	-	(718)	-
PROFIT BEFORE TAXATION		2,472	1,682	2,238	1,585
Taxation	9.2	(906)	(413)	(877)	(402)
PROFIT AFTER TAXATION		1,566	1,269	1,361	1,183
APPROPRIATIONS:					
Statutory Reserve	12	235	190	204	177
Small Scale Industries Reserve	12	224	159	224	159
Bonus Issue Reserve	12	425	-	425	-
General Reserve	12	172	495	(2)	422
Dividend - Proposed	19	510	425	510	425
		1,566	1,269	1,361	1,183
PER 50K SHARE:					
Earnings Per Share		₦0.92	₦0.75	₦0.80	₦0.70
Dividend Per Share	19	₦0.30	₦0.25	₦0.30	₦0.25

Cash Flow Statement

for the Years Ended 31st March

	GROUP		COMPANY	
	2002	2001	**2002**	2001
CASH FLOW FROM OPERATING ACTIVITIES:	**₦'million**	₦'million	**₦'million**	₦'million
OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL:				
Gross earnings	**22,521**	19,387	**22,112**	19,148
Interest expenses	**(5,058)**	(5,905)	**(5,058)**	(5,905)
Provision on doubtful debts	**(1,030)**	(340)	**(1,030)**	(340)
Payment to employees and suppliers	**(12,002)**	(10,677)	**(11,835)**	(10,542)
Exceptional items	**(949)**	-	**(949)**	-
Profit on sale of fixed assets	**18**	(10)	**20**	(10)
	3,500	2,455	**3,260**	2,351
WORKING CAPITAL CHANGES:				
(Decrease)/increase in deposit & current accounts	**(1,269)**	50,617	**(1,269)**	50,617
Increase in other liabilities	**11,576**	15,387	**11,069**	15,475
Decrease in exchange reserves	**504**	887	**504**	887
(Increase)/decrease in loans and advances	**(17,029)**	(5,781)	**(17,029)**	(5,781)
(Increase)/decrease in other assets	**3,260**	(13,641)	**3,636**	(13,395)
CASH GENERATED FROM OPERATIONS	**542**	49,924	**171**	50,154
Taxation paid	**(463)**	(527)	**(456)**	(454)
NET CASH FLOW FROM OPERATING ACTIVITIES	**79**	49,397	**(285)**	49,700
CASH FLOW ON INVESTING ACTIVITIES:				
Exchange difference on fixed assets	**(2)**	(2)	**(2)**	(2)
Purchase of fixed assets	**(1,088)**	(1,646)	**(1,082)**	(1,637)
Prior year adjustment	**-**	-	**-**	-
Sale/(purchase) of investment	**2**	70	**(187)**	(109)
Proceeds of sale of fixed assets	**28**	14	**28**	14
CASH USED IN INVESTING ACTIVITIES	**(1,060)**	(1,564)	**(1,243)**	(1,734)
CASH FLOW ON FINANCING ACTIVITIES:				
(Purchase)/sale of treasury bills	**17,555**	(13,324)	**17,555**	(13,324)
Dividend paid	**(425)**	(850)	**(425)**	(850)
CASH USED IN FINANCING ACTIVITIES	**17,130**	(14,174)	**17,130**	(14,174)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**16,149**	33,659	**15,602**	33,792
Opening cash and cash equivalents	**87,721**	54,062	**87,712**	53,920
CLOSING CASH AND CASH EQUIVALENTS (note 1)	**103,870**	87,721	**103,314**	87,712

Notes to the Accounts

	GROUP 2002 ₦'million	GROUP 2001 ₦'million	COMPANY 2002 ₦'million	COMPANY 2001 ₦'million
1 CASH AND SHORT-TERM FUNDS				
.1 Cash and short-term funds comprise:				
Cash	2,309	2,415	1,753	2,406
Balances with, and cheques in course of collection on other banks:				
* In Nigeria	1,608	23,775	1,608	23,775
* Abroad	39,590	22,912	39,590	22,912
Money at call with banks:				
* In Nigeria	5,479	189	5,479	189
* Abroad	45,749	30,458	45,749	30,458
	94,735	79,749	94,179	79,740
Provision for Interbank Placement	(19)	(19)	(19)	(19)
	94,716	79,730	94,160	79,721
.2 Cash reserve deposit				
Balance at 1st April	7,991	9,236	7,991	9,236
Additions/(withdrawals) during the year	1,163	(1,245)	1,163	(1,245)
Balance as at 31st March	9,154	7,991	9,154	7,991
Total cash and short term funds	103,870	87,721	103,314	87,712

Included in bank and cash balances outside Nigeria, is the Naira value of foreign currencies held on behalf of customers in various foreign accounts amounting to ₦2,333million (2001: ₦4,301million). The corresponding liability for this amount is included in Other Liabilities (see note 8).

	GROUP 2002 ₦'million	GROUP 2001 ₦'million	COMPANY 2002 ₦'million	COMPANY 2001 ₦'million
2 GOVERNMENT SECURITIES				
* Nigerian government treasury bills	29,267	39,323	29,267	39,323
* CBN certificates	1,001	8,500	1,001	8,500
	30,268	47,823	30,268	47,823

Notes to the Accounts (Cont'd)

			GROUP		COMPANY	
			2002	2001	**2002**	2001
			₦ 'million	₦ 'million	**₦ 'million**	₦ 'million
3	**INVESTMENTS**					
.1	**Investment in wholly owned subsidiary**					
	UBA Capital & Trust Ltd. (formerly UBA Trustees Limited)		**-**	-	**3**	3
.2	**Quoted investments**	**Status**				
	P.Z. Industries Plc.	Floating Debenture	**6**	6	**6**	6
	(Market Value - ₦6 million; 2001: ₦6 million)					
	Guinness Nigeria Plc.	Floating Debenture	**-**	2	**-**	2
	(Market Value - Nil; 2001: ₦2 million)					
	UTC Nigeria Plc.	Floating Debenture	**1**	1	**1**	1
	(Market Value - ₦1million; 2001: ₦1million)					
	Nigeria German Chemicals Plc.	Floating Debenture	**-**	3	**-**	3
	(Market Value - Nil; 2001: ₦3 million)					
	CFAO Nigeria Plc.	Floating Debenture	**12**	20	**12**	20
	(Market Value - ₦12 million; 2001: ₦20 million)					
	Nigeria International Debt Fund	Govt. Debt Certificate	**308**	308	**308**	309
	(Market Value - ₦382 million; 2001: ₦296 million)					
	Total Quoted		**327**	340	**327**	341
	Provisions for dimunition in value		**(1)**	(1)	**(1)**	(1)
			326	339	**326**	340
.3	**Other Investments**					
	Smart Card Nigeria Ltd	Equity	**36**	36	**36**	36
	Nigeria Agric. Insurance Co. Ltd.	Equity	**1**	1	**1**	1
	Africa Export - Import Bank	Equity	**11**	11	**11**	11
	Central Securities Clearing System Ltd.	Equity	**1**	1	**1**	1
	Nigeria Automated Clearing	Equity	**27**	27	**27**	27
	Investment in UBA Mobile	Equity	**1**	-	**1**	-
	Vehicle Insurance Sinking Fund	Sinking Fund	**332**	332	**332**	332
	Kano Development Bond	Floating Debenture	**2**	2	**2**	2
	Smart Card Nigeria Ltd	Floating Debenture	**7**	7	**7**	7
	Edo State Govt Rev. Bond	Floating Debenture	**200**	-	**200**	-
			617	416	**617**	416
	Provisions thereon		**(2)**	(2)	**(2)**	(2)
			615	414	**615**	414
	Investments of subsidiary company, UBA Capital & Trust Ltd. (formerly UBA Trustees Ltd.)		**76**	266	**-**	-
			691	680	**615**	414
	Total Net Investments		**1,017**	1,019	**944**	757

Notes to the Accounts (Cont'd)

	GROUP		COMPANY	
	2002 ₦'million	2001 ₦'million	2002 ₦'million	2001 ₦'million
4 LOANS AND ADVANCES				
.1 Loans and advances comprise:				
Secured against real estate	5,289	3,989	5,289	3,989
Otherwise secured	23,882	18,011	23,882	18,011
Unsecured	11,979	9,041	11,979	9,041
	41,150	31,041	41,150	31,041
Less:				
Provision under Prudential Guidelines (note 4.6)	(1,015)	(7,935)	(1,015)	(7,935)
	40,135	23,106	40,135	23,106
.2 The maturity profile of loans and advances is as follows:				
Overdrafts	18,166	11,991	18,166	11,991
1 - 3 months	7,159	7,614	7,159	7,614
3 - 6 months	8,637	2,465	8,637	2,465
6 - 12 months	2,654	4,636	2,654	4,636
Over 12 months	4,534	4,335	4,534	4,335
	41,150	31,041	41,150	31,041
.3 The loans and advances are classified as follows:				
Performing	39,764	22,846	39,764	22,846
Non-Performing:				
* Principal	1,230	3,890	1,230	3,890
* Unpaid Interest	156	4,305	156	4,305
	41,150	31,041	41,150	31,041

Movement on Prudential Provision Accounts

	%	Principal 2002 ₦'million	Provision 2002 ₦'million	Principal 2001 ₦'million	Provision 2001 ₦'million	Profit and Loss Account ₦'million
.4 Per profit and loss account						
Performing	1%	39,764	398	22,846	229	169
Sub-standard	10%	611	61	201	20	41
Doubtful	50%	437	219	616	308	(90)
Lost	100%	3,633	3,633	3,073	3,073	560
		44,445	4,311	26,736	3,630	680
Lost written off		(3,451)	(3,451)	-	-	-
		40,994	860	26,736	3,630	680
Other provisions						
S.M.E. loans			5		19	(14)
Investments			3		3	-
Interbank placements			19		19	-
Other assets (note 5)			452		390	62
Contingencies			302		-	302
						1,030

.5 Movement on provision for bad and doubtful debts has taken into account total recoveries for the year standing at ₦509million (2001: ₦858million).

.6 **Movement in Provision for doubtful debts (note 4.1)**	COMPANY	
Principal:	**2002 ₦'million**	2001 ₦'million
At 1st April 2001	**3,630**	3,344
Provision for current year	**680**	286
Written-off in the year	**(3,451)**	-
At 31st March 2002	**859**	3,630
Interest:		
At 1st April 2001	**4,305**	2,084
Additions during the year	**2,384**	2,221
Written-off in the year	**(6,533)**	-
At 31st March 2002	**156**	4,305
Total at 31st March 2002	**1,015**	7,935

	GROUP		COMPANY	
	2002 ₦'million	2001 ₦'million	**2002 ₦'million**	2001 ₦'million
5 OTHER ASSETS				
Payments in advance and sundry accounts	**18,809**	17,065	**18,752**	16,614
Accounts receivable	**2,522**	6,583	**1,706**	6,537
	21,331	23,648	**20,458**	23,151
Less:				
Provision under Prudential Guidelines (note 4.4)	**(1,333)**	(161)	**(1,333)**	(161)
	19,998	23,487	**19,125**	22,990

Notes to the Accounts (Cont'd)

6 FIXED ASSETS	Land and Buildings ₦ 'million	Machinery, Furniture and Fittings ₦ 'million	Motor Vehicles ₦ 'million	Construction in Progress ₦ 'million	TOTAL ₦ 'million
GROUP					
.1 **Cost:**					
At 1st April 2001	2,246	4,648	1,211	218	8,323
Exchange Difference	1	5	-	-	6
Additions	7	855	76	150	1,088
Disposal	-	(12)	(54)	(26)	(92)
Transfer in/(out)	245	11	-	(256)	-
At 31st March 2002	2,499	5,507	1,233	86	9,325
Depreciation:					
At 1st April 2001	371	2,423	653	-	3,447
Charge for the year	62	733	215	-	1,010
Exchange Difference	-	4	-	-	4
On Disposals	-	.(12)	(32)	-	(44)
At 31st March 2002	433	3,148	836	-	4,417
Net book value:					
At 31st March 2002	2,066	2,359	397	86	4,908
At 31st March 2001	1,875	2,225	558	218	4,876
COMPANY					
.2 **Cost:**					
At 1st April 2001	2,246	4,603	1,195	218	8,262
Exchange Difference	1	5	-	-	6
Additions	7	852	73	150	1,082
Disposal	-	(12)	(54)	(26)	(92)
Transfer in/(out)	245	11	-	(256)	-
At 31st March 2002	2,499	5,459	1,214	86	9,258
Depreciation:					
At 1st April 2001	372	2,390	640	-	3,402
Charge for the year	62	728	212	-	1,002
Exchange Difference	-	4	-	-	4
On Disposals	-	(12)	(32)	-	(44)
At 31st March 2002	434	3,110	820	-	4,364
Net book value:					
At 31st March 2002	2,065	2,349	394	86	4,894
At 31st March 2001	1,874	2,213	555	218	4,860

Notes to the Accounts (Cont'd)

	2002 ₦ 'million	2001 ₦ 'million
.3 Land and buildings comprise:		
Long - term leasehold land and buildings	**2,145**	2,145
Short - term leasehold land and buildings	**354**	101
	2,499	2,246

.4 Exchange difference arose from the conversion of fixed assets in overseas branches at the rate of exchange ruling at 31st March 2002.

.5 Capital commitments

Capital expenditure authorised by the Directors and not provided for in the financial statement amounted to Nil. (2001: ₦134million).

	GROUP		COMPANY	
	2002 ₦ 'million	2001 ₦ 'million	**2002 ₦ 'million**	2001 ₦ 'million
7 DEPOSITS AND CURRENT ACCOUNTS				
.1 Deposits				
i Demand				
* In Nigeria	**39,475**	58,239	**39,475**	58,239
* Abroad	**19,766**	18,400	**19,766**	18,400
	59,241	76,639	**59,241**	76,639
ii Savings	**27,120**	25,480	**27,120**	25,480
iii Time deposits				
* In Nigeria	**4,640**	13,130	**4,640**	13,130
* Abroad	**40,669**	17,274	**40,669**	17,274
	72,429	55,884	**72,429**	55,884
.2 Foreign transfers payable	**196**	612	**196**	612
	131,866	133,135	**131,866**	133,135
.3 The maturity profile of Deposit liabilities is as follows:				
Under 1 month	**107,358**	102,492	**107,358**	102,492
1 - 3 months	**23,549**	26,991	**23,549**	26,991
3 - 6 months	**842**	3,130	**842**	3,130
6 - 12 months	**96**	348	**96**	348
Over 12 months	**21**	174	**21**	174
	131,866	133,135	**131,866**	133,135

.4 Due to other Banks In Nigeria includes uncleared effects and cheques for collection in favour of other banks in Nigeria.

Notes to the Accounts (Cont'd)

		GROUP		COMPANY	
		2002 ₦ 'million	2001 ₦ 'million	2002 ₦ 'million	2001 ₦ 'million
8	**OTHER LIABILITIES**				
	Creditors, accrued charges and provisions (including accounts payable)	**50,197**	31,940	**49,604**	31,854
	Items in transit between branches (net)	**2,920**	7,667	**2,920**	7,667
	Customers deposits for foreign exchange	**2,333**	4,301	**2,333**	4,301
	Unclaimed dividends due to Nigerian shareholders	**-**	195	**-**	195
	Dividend:				
	* Unremitted	**36**	36	**36**	36
	* Proposed	**510**	425	**510**	425
		55,996	44,564	**55,403**	44,478
9	**TAXATION PAYABLE**				
.1	**Per profit and loss account:**				
	* Income tax charge	**422**	329	**395**	320
	* Education tax	**59**	49	**57**	47
	* Capital gains tax	**1**	1	**1**	1
	(Over)/Under-provision in previous year	**350**	(256)	**350**	(256)
		832	123	**803**	112
	Deferred taxation (note 10.1)	**74**	290	**74**	290
	Charge for the year.	**906**	413	**877**	402

The charge for income tax in these financial statements is based on the provisions of the Companies Income Tax Act 1979 as amended to date. The charge for education tax is based on the provisions of the Education Tax Act, 1993.

		GROUP		COMPANY	
		2002 ₦ 'million	2001 ₦ 'million	2002 ₦ 'million	2001 ₦ 'million
.2	**Per Balance Sheet:**				
	At 1st April	**976**	1,380	**918**	1,260
	Payment during the year	**(465)**	(527)	**(456)**	(454)
	Current year charges (note 9.1)	**832**	123	**803**	112
	At 31st March	**1,343**	976	**1,265**	918
10 .1	**DEFERRED TAXATION**				
	At 1st April	**290**	-	**290**	-
	Current year charge (note 9)	**74**	290	**74**	290
	At 31st March	**364**	290	**364**	290

.2 The Bank's exposure to deferred tax (which relates to timing differences in recognition of depreciation and capital allowances on fixed assets) has been provided for in the financial statements.

Notes to the Accounts (Cont'd)

	GROUP		COMPANY	
	2002	2001	**2002**	2001
	₦'million	₦'million	**₦'million**	₦'million
11 SHARE CAPITAL				
.1 Authorised				
4 billion ordinary shares of 50k each	**2,000**	1,000	**2,000**	1,000

At the Annual General Meeting of the Bank held on 2nd August, 2001, the authorised share capital of the Bank was increased from ₦1,000,000,000 to ₦2,000,000,000 by the creation of 2,000,000,000 Ordinary Shares of 50K each, such shares ranking paripassu with the existing shares of the Bank.

.2 Issued and fully paid				
At 31st March (1.7billion ordinary shares of 50k each)	**850**	850	**850**	850

12 OTHER RESERVES

	Capital ₦'million	Statutory ₦'million	Exchange Difference ₦'million	General ₦'million	Bonus Issue ₦'million	Small Scale Industries ₦'million	Total ₦'million
.1 Group							
At 1st April, 2001	22	1,607	2,770	3,659	-	159	**8,217**
Exchange difference in the year (note 12.3)	-	-	504	-	-	-	**504**
Appropriation from profit and loss account	-	235	-	172	425	224	**1,056**
At 31st March, 2002	22	1,842	3,274	3,831	425	383	**9,777**
.2 Company							
At 1st April, 2001	-	1,503	2,770	3,145	-	159	**7,577**
Exchange difference in the year (note 12.3)	-	-	504	-	-	-	**504**
Appropriation from Profit and Loss Account	-	204	-	(2)	425	224	**851**
At 31st March, 2002	-	1,707	3,274	3,143	425	383	**8,932**

.3 Movement in the exchange difference reserve represents exchange gain on conversion of Head Office net investments in foreign branches.

.4 **Reserve for Small Scale Industries**
In accordance with the provision of the Monetary, Credit, Foreign Trade and Exchange Policy Guidelines of Year 2001, 10% of profit before tax has been set aside for financing small scale industries.

Notes to the Accounts (Cont'd)

		GROUP		COMPANY	
		2002 ₦'million	2001 ₦'million	2002 ₦'million	2001 ₦'million
13	**CONTRA ITEMS**				
	Contra items are made up of:				
	Bonds and guarantees issued to third parties	20,177	7,405	20,177	7,405
	Acceptances	2,216	10	2,216	10
	Confirmed letters of credit and liability to customers thereon	150	108	150	108
		22,543	7,523	22,543	7,523
14	**INTEREST AND DISCOUNT INCOME**				
	Non-bank sources:				
	Loans and advances	6,205	5,174	6,205	5174
	Treasury income	7,158	7,427	7,158	7,427
	Bank sources:				
	Placements with local banks	484	181	484	181
	Placements with foreign banks	1,119	1,107	1,119	1,107
		14,966	13,889	14,966	13,889
15	**INTEREST EXPENSE**				
	Non-bank sources:				
	Savings	1,043	996	1,043	996
	Current accounts	580	1,632	580	1,632
	Time deposits	3,089	2,789	3,089	2,789
	Bank Sources:				
	Deposits from banks in Nigeria	346	488	346	488
		5,058	5,905	5,058	5,905
16	**OTHER INCOME**				
	Income from foreign exchange transactions	1,288	1,074	1,288	1,074
	Commission on letters of credit and bills collected	676	175	676	175
	Commission on turnover	2,173	2,656	2,173	2,656
	Commission on transfers and guarantees	81	37	81	37
	Financial services commissions	2,684	502	2,684	502
	Income from managed funds	409	239	-	-
	Others	244	815	244	815
		7,555	5,498	7,146	5,259

17 **EXCEPTIONAL ITEMS**

.1 **Staff severance costs**

This relates to payments made to members of staff affected by the bank restructuring exercise

.2 **Write-off of long outstanding items**

This represents the amount written-off arising from a comprehensive review of long outstanding unreconciled balances at all the branches and Head Office.

Notes to the Accounts (Cont'd)

		GROUP		COMPANY	
		2002	2001	**2002**	2001
18	**OTHER OPERATING EXPENSES**	**₦'million**	₦'million	**₦'million**	₦'million
	Other operating expenses include:				
	Auditors' remuneration:				
	* Nigeria operations	**19**	17	**17**	15
	* Overseas operations	**9**	9	**9**	9
	Directors' remuneration	**55**	54	**55**	54
	Fraud & other losses	**-**	418	**-**	418
	NDIC premium	**910**	706	**910**	706
19	**DIVIDEND**				
	Proposed final dividend	**510**	425	**510**	425

The proposed dividend of 30 kobo per share is based on the share capital of 1.7 billion ordinary shares of 50 kobo each, and is subject to deduction of withholding tax.

20 CONTINGENT LIABILITY

At 31st March 2002, contingent liabilities are in respect of:

.1 Litigations against the Bank amounting to ₦96.432million (2001: ₦110.689million). The actions are being contested and the directors are of the opinion that no significant liability will arise therefrom.

.2 Deficiency of ₦972million (2001 : ₦1.322billion) on the Bank's pension fund, arising from actuarial valuation of future pension payments.

21 CONTRAVENTION

During the year ended 31st March 2002, the Bank did not contravene any section of the Banks and Other Financial Institutions Act 1991.

			2002	2001
22	**INFORMATION REGARDING DIRECTORS AND EMPLOYEES**		**₦'million**	₦'million
	COMPANY			
.1	**Directors emoluments:**			
	i	Chairman	**0.5**	0.5
	ii	Other directors:		
		* Fees	**2.6**	2.6
		* Other emoluments	**1.9**	2.2
			4.5	4.8
		*Emoluments as executives	**50.3**	49.1
			54.8	53.9
		Total	**55.3**	54.4
	iii	Highest paid director	**11.0**	11.0

Notes to the Accounts (Cont'd)

iv The number of directors excluding the chairman whose emoluments were within the following ranges are:

			2002 Number	2001 Number
Up to	-	₦10,000	1	-
₦10,001	-	₦100,000	1	-
₦100,001	-	₦200,000	3	1
₦200,001	-	₦300,000	-	3
₦300,001	-	₦400,000	5	8
₦400,001	-	₦500,000	4	-
Over		₦500,000	9	7

.2 i The average number of persons employed by the Bank during the year was as follows:

	2002 Number	2001 Number
General Management	249	296
Senior Staff	2,572	3,114
Junior Staff	1,103	1,268
	3,924	4,678

ii Staff costs are as follows:

	₦ 'million	₦ 'million
Wages and salaries	3,639	2,880
Staff welfare	1,847	1,565
	5,486	4,445

.3 Highest paid employees

Employees of the bank other than directors, whose duties were wholly discharged in Nigeria, received emoluments (excluding pension contributions) in the following ranges:

			2002 Number	2001 Number
₦60,000	-	₦70,000	195	523
₦70,001	-	₦90,000	-	689
₦90,001	-	₦100,000	1,625	135
₦100,001	-	₦110,000	-	116
₦110,001	-	₦120,000	600	90
₦120,001	-	₦140,000	-	74
₦140,001	-	₦150,000	-	37
Above		₦150,000	1,011	353

23 STAFF PENSION FUND SCHEME CONTRIBUTION

The Bank operated a defined contributory scheme for its employees which is managed by UBA Capital & Trust Limited. The scheme is funded by contributions from the Bank at 25% and employees have the option of making additional contributions to the scheme. The total pension cost for the Bank was ₦618.191million (2001:₦578.609million).

Notes to the Accounts (Cont'd)

24 COMPARATIVE FIGURES

Comparative figures have been reclassified in line with the current year's position.

25 RELATED PARTY TRANSACTIONS:

Certain of the Bank's directors are also directors of other companies with which the Bank does business. All such transactions are conducted at arm's length. All loans to directors and companies in which they are also directors are performing.

26 APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the directors of the Bank on 7th May 2002.

Company Statement of Value Added
for the Years Ended 31st March

	2002		2001	
	₦ 'million	%	₦ 'million	%
Gross earnings	22,112		19,148	
Interest paid	(5,058)		(5,905)	
	17,054		13,243	
Bought in materials and services	(7,298)		(6,097)	
Provision under prudential guidelines.	(1,030)		(340)	
Value Added	8,726	100	6,806	100
Applied in the following ways:				
To pay employees				
Salaries, wages, and fringe benefits	5,486	63	4,445	65
To pay providers of capital				
Dividend of shareholders	510	6	425	6
To pay government				
Direct taxation	877	10	402	6
To provide for maintenance of assets and expansion of business:				
Depreciation	1,002	11	776	11
Profits retained in the business	851	10	758	11
	8,726	100	6,806	100

Value added represents the additional wealth the Bank has been able to create by its and its employees' own efforts.
This statement shows the allocation of wealth amongst the employees, shareholders, government and that re-invested for creation of additional wealth.

Group Statement of Value Added
for the Years Ended 31st March

	2002		2001	
	₦ 'million	%	₦ 'million	%
Gross earnings	22,521		19,387	
Interest paid	(5,058)		(5,905)	
	17,463		13,482	
Bought in material and services	(7,373)		(6,170)	
Provision under prudential guidelines & for sovereign debts	(1,030)		(340)	
Value Added	9,060	100	6,972	100
Applied in the following ways:				
To pay employees				
Salaries, wages, and fringe benefits	5,578	62	4,507	65
To pay providers of capital				
Dividends of shareholders	510	6	425	6
To pay government				
Direct taxation	906	10	413	6
To provide for maintenance of assets and expansion of business:				
Depreciation	1,010	11	783	11
Profits retained in the business	1,056	12	844	12
	9,060	100	6,972	100

Value added represents the additional wealth the Group has been able to create by its and its employees' own efforts.
This statement shows the allocation of wealth amongst the employees, shareholders, government and that re-invested for creation of additional wealth.

Company Five-Year Financial Summary

for the Years Ended 31st March

	2002 ₦'million	2001 ₦'million	2000 ₦'million	1999 ₦'million	1998 ₦'million
USE OF FUNDS					
Cash and short term funds	103,314	87,712	53,920	47,221	32,681
Bills discounted	30,268	47,823	34,499	13,347	9,842
Investment	944	757	647	515	537
Loans and advances	40,135	23,106	17,325	24,614	16,796
Other assets	19,125	22,990	9,595	10,850	10,872
Fixed assets	4,894	4,860	4,001	3,431	3,023
	198,680	187,248	119,987	99,978	73,751
LIABILITIES					
Deposits and current accounts	131,866	133,135	82,518	73,207	48,858
Other liabilities	55,403	44,478	29,427	20,915	19,606
Taxation	1,265	918	-	-	-
Deferred taxation	364	290	1,260	845	251
	188,898	178,821	113,205	94,967	68,715
CAPITAL & RESERVES					
Share capital	850	850	500	500	500
Reserves for bonus issue	425	-	350	-	-
Other reserves	8,507	7,577	5,932	4,511	4,536
Shareholders' funds	9,782	8,427	6,782	5,011	5,036
	198,680	187,248	119,987	99,978	73,751
PROFIT AND LOSS ACCOUNTS					
Gross earnings	22,112	19,148	18,701	10,650	7,850
Profit before taxation	2,238	1,585	3,804	1,766	225
Taxation	(877)	(402)	(791)	(657)	(91)
Profit after taxation	1,361	1,183	3,013	1,109	134
Transfer (to)/from reserves	(851)	(758)	(2,163)	(529)	166
Ordinary dividends	(510)	(425)	(850)	(580)	(300)
Retained profit for the year	-	-	-	-	-
Profit brought forward	-	-	5	5	5
Transfer to reserves	-	-	(5)	-	-
Retained profit carried forward	-	-	-	5	5
MEMORANDA:					
Shares issued (million)	1,700	1,700	1,000	1,000	1,000
Employees (average numbers)	3,924	4,678	4,153	4,643	4,305
Branches in Nigeria (numbers)	235	221	219	218	206
Branches abroad (numbers)	2	2	2	2	2
Total outlets (numbers)	237	223	221	220	208
PER 50k SHARE DATA (ADJUSTED):					
Earnings per share	=N=0.80	=N=0.70	=N=3.01	=N=1.11	=N=0.13
Dividend per share	=N=0.30	=N=0.25	=N=0.85	=N=0.58	=N=0.30
Equity interest per share	=N=5.75	=N=4.96	=N=6.78	=N=5.01	=N=5.04

(Note: Earnings and dividend per share are based on the issued shares at 31st March 2002. Earnings are the after tax profit of each year.)

Group Five Year Financial Summary
for the Years Ended 31st March

	2002 ₦'million	2001 ₦'million	2000 ₦'million	1999 ₦'million	1998 ₦'million
USE OF FUNDS					
Cash and short term funds	**103,870**	87,721	54,062	47,373	33,027
Bills discounted	**30,268**	47,823	34,499	13,347	9,842
Investment	**1,017**	1,019	1,087	895	705
Loans and advances	**40,135**	23,106	17,325	24,614	16,796
Other assets	**19,998**	23,487	9,846	10,970	10,950
Fixed assets	**4,908**	4,876	4,015	3,448	3,023
	200,196	188,032	120,834	100,647	74,343
LIABILITIES					
Deposits and current accounts	**131,866**	133,135	82,518	73,207	48,858
Other liabilities	**55,996**	44,564	29,600	21,083	19,868
Taxation	**1,343**	976	1,380	956	326
Deferred taxation	**364**	290	-	-	-
	189,569	178,965	113,498	95,246	69,052
CAPITAL & RESERVES					
Share capital	**850**	850	500	500	500
Reserves for bonus issue	**425**	-	350	-	-
Other reserves	**9,352**	8,217	6,486	4,901	4,811
Shareholders' funds	**10,627**	9,067	7,336	5,401	5,311
	200,196	188,032	120,834	100,647	74,343
PROFIT AND LOSS ACCOUNTS					
Gross earnings	**22,521**	19,387	19,028	10,920	8,301
Profit before taxation	**2,472**	1,682	4,006	1,929	362
Taxation	**(906)**	(413)	(828)	(712)	(124)
Profit after taxation	**1,566**	1,269	3,178	1,217	238
Transfer (to)/from reserves	**(1,056)**	(844)	(2,328)	(637)	62
Ordinary dividends	**(510)**	(425)	(850)	(580)	(300)
Retained profit for the year	-	-	-	-	-
Profit brought forward	-	-	5	5	5
Transfer to reserves	-	-	(5)	-	-
Retained profit carried forward	-	-	-	5	5
MEMORANDA:					
PER 50k SHARE DATA (ADJUSTED):					
Earnings per share	**₦0.92**	₦0.70	₦3.18	₦1.22	₦0.24
Dividend per share	**₦0.30**	₦0.25	₦0.85	₦0.58	₦0.30
Equity interest per share	**₦6.25**	₦5.33	₦7.34	₦5.40	₦5.31
Share price at year-end	**₦10.10**	₦12.90	₦12.05	₦6.35	₦8.00

(Note: Earnings and dividend per share are based on the issued shares at 31st March 2002. Earnings are the after tax profit of each year.)

Shareholders' Information as at 31st March, 2002

A. ISSUED SHARE CAPITAL

The issued share capital of the Bank is ₦850,000,000 made up of 1,700,000,000 Ordinary Shares of 50k each. The breakdown of shareholders is as follows:-

	NO. OF SHARES	%
Nigerian Citizens	797,763,756	46.93%
*Stanbic Nominees Nigeria Limited	744,136,244	43.77%
+Bankers International Corp., USA	76,500,000	4.50%
Banca Nazionale del Lavoro, Italy	40,800,000	2.40%
Monte dei Paschi di Siena, Italy	40,800,000	2.40%
	1,700,000,000	100.00

*Of this number, Stanbic Nominees Nigeria Limited holds 684,624,000 units (40.27%) as custodian under the Bank's GDR Programme.

+Bankers International Corporation is a member of the Deutsche Bank Group.

As at 31st March, 2002 no shareholder other than Stanbic Nominees Nigeria Limited held more than 10% of the issued and paid up share capital of the Bank.

Shareholders' Information as at 31st March, 2002

B. HISTORY OF CAPITALISATION

DATE	AUTHORISED	ISSUED & FULLY PAID CAPITAL	CONSIDERATION
	₦	₦	
Feb 23, 1961	4,000,000	4,000,000	Cash
Jan 3, 1970	6,000,000	4,000,000	-
Nov 24, 1970	6,000,000	4,500,000	Cash (1)
July 24, 1973	10,000,000	6,000,000	Bonus (1:3)
July 2, 1974	10,000,000	8,000,000	Bonus (1:3)
July 9, 1975	20,000,000	10,000,000	Bonus (1:4)
Mar 9, 1977	20,000,000	15,000,000	Bonus (1:2)
July 27, 1977	30,000,000	20,000,000	Bonus (1:3)
Aug 2, 1978	50,000,000	30,000,000	Bonus (1:2)
July 28, 1981	100,000,000	65,000,000	Bonus (1:6) (2)
July 28, 1982	100,000,000	70,000,000	Bonus (1:7)
July 27, 1983	100,000,000	75,000,000	Bonus (1:8)
July 30, 1986	100,000,000	75,000,000	Bonus (2:3) (3)
July 25, 1990	200,000,000	100,000,000	Bonus (1:3)
July 24, 1991	200,000,000	100,000,000	- (4)
Sept 8, 1994	300,000,000	300,000,000	Bonus (2:1)
Oct 16, 1997	1,000,000,000	500,000,000	Bonus (2:3)
Aug. 3, 2000	1,700,000,000	850,000,000	Bonus (7:10)

(1) Public Issue.

(2) 30 million non-voting cumulative redeemable preference shares of ₦1 each created and subsequently issued in addition to the bonus issue.

(3) Re-denomination of 30 million Preference Shares of ₦1 each as 30 million Ordinary Shares of ₦1 each.

(4) Stock split from ₦1 to 50k shares.

C. SUMMARY OF DEALINGS IN UBA SHARES

Dealings in UBA Shares for the period 1st April, 2001 to 31st March, 2002.

PERIOD			TOTAL PER QUARTER '000	QUARTERLY AVERAGE '000
APRIL 2001	-	JUNE 2001	41,700,559	13,900,186
JULY 2001	-	SEPTEMBER 2001	34,852,502	11,617,500
OCTOBER 2001	-	DECEMBER 2001	38,920,781	12,973,593
JANUARY 2002	-	MARCH 2002	35,732,741	11,910,913

D. TEN-YEAR DIVIDEND HISTORY

DIV. NO.	YEAR ENDED	DATE DECLARED	TOTAL AMOUNT N'000	PER SHARE	PERCENTAGE OF ISSUED CAPITAL
39	March 31, 1992	July 22, 1992	8,500	4.25k	8.5%
40	March 31, 1993	July 28,1993	40,000	20k	40%
41	March 31, 1994	Sept 8, 1994	50,000	25k	50%
42	March 31, 1995	Nov 29, 1995	100,000	17k	33.33%
43	March 31, 1996	Oct 17, 1996	200,000	33k	66.67%
44	March 31, 1997	Oct 16, 1997	60,000	10k	20%
45	March 31, 1998	Dec 3, 1998	300,000	30k	60%
46	March 31, 1999	Oct 12, 1999	580,000	58k	116%
47	March 31, 2000	Aug. 3, 2000	850,000	85k	170%
48	March 31, 2001	Aug. 2, 2001	425,000	25k	50%

E. UNCLAIMED DIVIDENDS

DIVIDEND NO.	DATE OF PAYMENT	AMOUNT IN NAIRA
36	09 - AUG - 1990	183,737.50
37	28 - DEC - 1990	54,942.25
38	12 - AUG - 1991	59,852.03
39	05 - AUG - 1992	118,902.27
40	13 - AUG - 1993	477,694.75
41	15 - SEP - 1994	3,807,619.59
42	11 - OCT - 1995	6,281,135.88
43	18 - OCT - 1996	10,824,473.91
44	26 - NOV - 1997	5,386,285.49
45	17 - DEC - 1998	17,240,233.12
46	26 OCT - 1999	35,939,693.10
47	10 - AUG - 2000	45,842,205.79
48	16 - AUG - 2001	49,138,938.54

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 41st Annual General Meeting of the Bank will be held at the Conference Centre, State Library Annex, Calabar, Cross River State on Thursday 1st August, 2002 at 11.00 a.m. to transact the following business:

Ordinary Business:

1. To receive the Audited Accounts for the year ended 31st March, 2002 together with the reports of the Directors, Auditors and the Audit Committee thereon.
2. To declare a dividend.
3. To elect/re-elect Directors.
4. To authorise the Directors to fix the remuneration of the Auditors.
5. To elect members of the Audit Committee.

Special Business:

1. To consider and if thought fit, to pass the following resolution as an Ordinary Resolution:

   "That the Directors having recommended that it is desirable to capitalise the sum of ₦425,000,000 from the undivided net profits in the books of the Bank and accordingly that the sum be set free for distribution amongst the holders of the Ordinary Shares of the Bank in the Register of Members at the close of business on the 17th day of July, 2002 in proportion to the shares held by them respectively on that day, on the condition that the same be not paid in cash but be applied in paying up in full 850,000,000 of the un-issued Ordinary Shares of 50 kobo each to be allotted and credited as fully paid up to and amongst the said holders of Ordinary Shares in the proportion of one new share for every two shares then held and such new shares shall rank for all purposes pari passu with the existing issued Ordinary Shares of the Bank except that they shall not rank for the dividend recommended for the year ended 31st March, 2002 and the Directors shall give effect to this resolution."

Notes

1. Proxy

A member entitled to attend and vote at the General Meeting is entitled to appoint a proxy to attend and vote in his/her stead. A proxy need not be a member of the Company. A proxy card is attached to the annual report. To be valid, the proxy card must be duly stamped at the Stamp Duties office and returned to the Registrar, United Bank for Africa Plc, Raymond House, 97/105 Broad Street, P. O. Box 6492, Lagos, not less than 48 hours prior to the time of the meeting.

2. Dividend Warrants

If the dividend recommended by the Directors is approved, dividend warrants will be posted on 14th August, 2002 to all shareholders whose names are registered in the Company's Register of Members at the close of business on 17th July, 2002.

3. Closure Of Register Of Members

The Register of Members will be closed from 18th July, 2002 to 31st July, 2002, both dates inclusive, for the purpose of paying the dividend.

4. Audit Committee

The Audit Committee consists of 3 shareholders and 3 Directors. Any member may nominate a shareholder as a member of the Audit Committee by giving notice in writing of such nomination to the Secretary of the Company at least twenty one (21) days before the Annual General Meeting.

By Order of the Board

Prof. Isabella Okagbue
Company Secretary/Legal Adviser
57 Marina, Lagos.

Dated this 31st day of May, 2002

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